MorphoSys AG
MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution
22.01.2024 / 16:00 CET/CEST
Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Notification of Major Holdings

1. Details of issuer

Name:	MorphoSys AG
Street:	Semmelweisstr. 7
Postal code:	82152
City:	Planegg Germany
Legal Entity Identifier (LEI):	529900493806K77LRE72

2. Reason for notification

	Acquisition/disposal of shares with voting rights
X	Acquisition/disposal of instruments
	Change of breakdown of voting rights
	Other reason:

3. Details of person subject to the notification obligation

Legal entity: Bank of America Corporation City of registered office, country: Wilmington, DE, United States of America (USA)

4. Names of shareholder(s)
holding directly 3% or more voting rights, if different from 3.

5. Date on which threshold was crossed or reached:

17 Jan 2024

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	1.09 %	4.95 %	6.04 %	37655137
Previous notification	1.27 %	5.01 %	6.28 %	/

7. Details on total positions
a. Voting rights attached to shares (Sec. 33, 34 WpHG)

ISIN	Absolute		In %	
	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)
DE0006632003	0	326926	0.00 %	0.87 %
US6177602025	0	83685	0.00 %	0.22 %
Total	410611		1.09 %	

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
Right to Recall Common Stock	n/a	n/a	140534	0.37 %
Rights of Use Common Stock	n/a	n/a	825638	2.19 %
Rights of Use Depository Receipts	n/a	n/a	134220	0.36 %
		Total	1100392	2.92 %

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
Swaps	15/02/2024 - 26/05/2026	n/a	Cash	389539	1.03 %
Put Option	19/12/2025	n/a	Physical	375000	1.00 %
			Total	764539	2.03 %

8. Information in relation to the person subject to the notification obligation

	Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.).
X	Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least 3% or more)	% of voting rights through instruments (if at least 5% or more)	Total of both (if at least 5% or more)
Bank of America Corporation	%	%	%
NB Holdings Corporation	%	%	%
BofAML Jersey Holdings Limited	%	%	%
BofAML EMEA Holdings 2 Limited	%	%	%

Merrill Lynch International % % % - % % % Bank of America Corporation % % % NB Holdings Corporation % % % BAC North America Holding Company % % % Bank of America, National Association % % % - % % % Bank of America Corporation % % % NB Holdings Corporation % % % BofA Securities, Inc % % % 9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: Proportion of voting rights Proportion of instruments Total of both % % % 10. Other explanatory remarks: Date 19 Jan 2024 22.01.2024 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com End of News EQS News Service